UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No.     )*

XTL Biopharmaceuticals Ltd.

(Name of Issuer)

American Depository Receipts, each representing ten
Ordinary Shares, par value NIS 0.02

(Title of Class of Securities)

98386D109

(CUSIP Number)

January 3, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98386D109

1.	Names of Reporting Persons Wayne P. Rothbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,000,000 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 15,000,000 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: XTL Biopharmaceuticals Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: 750 Lexington Avenue 20th Floor New York, NY 10022

Item 2.
	(a)	Name of Person Filing: Wayne P. Rothbaum
	(b)	Address of Principal Business Office or, if none, Residence: Wayne P. Rothbaum c/o Quogue Capital LLC 1285 Avenue of the Americas 35th Floor New York, NY 10019
	(c)	Citizenship: See Item 4 of cover page
	(d)	Title of Class of Securities: American Depository Receipts, each representing ten Ordinary Shares, par value NIS 0.02 (“Ordinary Shares”)
	(e)	CUSIP Number: 98386D109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
The following information is provided as of January 3, 2008:
(a)

Amount beneficially owned:

Wayne P. Rothbaum may be deemed to beneficially own 15,000,000 Ordinary Shares (the “total amount of shares”) as of January 3, 2008.  The total amount of shares includes 13,500,000 Ordinary Shares owned by Quogue Capital LLC.  Mr. Rothbaum is the managing member of Quogue Capital LLC and so may be deemed to beneficially own such Ordinary Shares.  Mr. Rothbaum disclaims such beneficial ownership.  The total amount of shares also includes 1,500,000 Ordinary Shares owned by M.D.K. Foundation Inc.  Mr. Rothbaum is the president of M.D.K. Foundation Inc. and so may be deemed to beneficially own such Ordinary Shares.  Mr. Rothbaum disclaims such beneficial ownership.

	(b)	Percent of class: See Item 11 of cover page
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: See Item 5 of cover page
		(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page
		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page
		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2008

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum